SECURITIES,
Wa



06002049

ANNUAL

# FORM X-17A-5
# PART III

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SS 2/9/06
AS
2/9/06

| SEC FILE NUMBER |
| --- |
| 8- 29761 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___11-01-04___ AND ENDING ___10-31-05___
                                    MM/DD/YY                                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    American Network Securities, Corporation
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

10104 West Coggins Drive

                                  (No. and Street)

Sun City                  Arizona                85351
    (City)                           (State)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Edward Registrato                        623-974-1188
                                                                   (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Seely, Mullins & Associates, P.C.

                        (Name – *if individual, state last, first, middle name*)

7141 North 51 Avenue,      Glendale      Arizona      85301
    (Address)                      (City)               (State)             (Zip Code)

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 1 3 2006
THOMSON
FINANCIAL

| **FOR OFFICIAL USE ONLY** |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _____Edward Registrato_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____American Network Securities, Corporation_____, as
of ___October 31_____, 20__05___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

OFFICIAL SEAL
LOIS H. LILLAGORE
NOTARY PUBLIC-ARIZONA
MARICOPA COUNTY
My Comm. Expires Oct. 14, 2008

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. ▬ Balance Sheet
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. ─ Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. ─ See Item j
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS

AMERICAN NETWORK SECURITIES CORPORATION

OCTOBER 31, 2005 AND 2004

**SEELY, MULLINS & ASSOCIATES, P.C.**
**Certified Public Accountants**

TABLE OF CONTENTS

SUPPLEMENTAL SCHEDULES

# SEELY, MULLINS & ASSOCIATES, P.C.
## Certified Public Accountants

7141 N. 51st Avenue
Glendale, AZ 85301
(623) 939-7581
Fax: (623) 931-4785

Larry W. Eickman, C.P.A.
Loren I. Greenberg, C.P.A.

Board of Directors and Stockholders
American Network Securities Corporation

## Independent Auditors' Report

We have audited the accompanying balance sheets of **American Network Securities Corporation** as of October 31, 2005 and 2004, and the related statements of income(loss), retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of other operating expenses and computation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company maintains its operations in accordance with subparagraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934; and as a result is not subject to other provisions of that rule. Accordingly, the Company did not safekeep nor handle securities and, therefore, did not have procedures established for such.

3

Members: American Institute of Certified Public Accountants ● Arizona Society of Certified Public Accountants
www.seelymullins.com

Board of Directors and Stockholders
American Network Securities Corporation

A reconciliation of the computation of net capital with the Company's corresponding most recent unaudited FOCUS report, Part IIA of the Financial and Operational Combined Uniform Single Report, did not disclose any material differences, only minor discrepancies, as described in the attached supplementary schedule.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **American Network Securities Corporation** as of October 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

SEELY, MULLINS & ASSOCIATES, P.C.

Glendale, Arizona
December 1, 2005

4

# SEELY, MULLINS & ASSOCIATES, P.C.
## Certified Public Accountants

7141 N. 51st Avenue
Glendale, AZ 85301
(623) 939-7581
Fax: (623) 931-4785

Larry W. Eickman, C.P.A.
Loren I. Greenberg, C.P.A.

Board of Directors and Stockholders
American Network Securities Corporation

### Independent Auditors' Report of Internal Accounting Control
### Required by SEC Rule 17a-5

We have audited the financial statements of **American Network Securities Corporation** as of October 31, 2005, and have issued our report thereon dated December 1, 2005. As part of our audit we considered the Company's internal control structure to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, ("the Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by American Network Securities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related cost of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

5

Board of Directors and Stockholders
American Network Securities Corporation

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

SEELY, MULLINS & ASSOCIATES, P.C.

Glendale, Arizona
December 1, 2005

6

## LIABILITIES AND STOCKHOLDERS' EQUITY

|  | 2005 | 2004 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ 2,426 | $ 1,898 |
| Commissions payable | 3,112 | 3,826 |
| Accrued expenses and payroll withholdings | 12,715 | 12,699 |
| Accounts payable-related entity | - | 6,553 |
| Total Current Liabilities | 18,253 | 24,976 |
| | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, par value $1 per share; authorized 1,000,000 shares, issued and outstanding 11,000 shares | 11,000 | 11,000 |
| Additional paid-in capital | 1,200 | 1,200 |
| Retained earnings | 676,145 | 682,844 |
| Total Stockholders' Equity | 688,345 | 695,044 |
| | | |
| Total Liabilities and Stockholders' Equity | $ 706,598 | $ 720,020 |

American Network Securities Corporation
**STATEMENTS OF INCOME(LOSS)**
Years ended October 31, 2005 and 2004

|  | 2005 | 2004 |
|---|---|---|
| **REVENUE** | | |
| Commission income | $ 769,007 | $ 699,827 |
| Interest income | 10,159 | 5,875 |
| Trustee income | 35,549 | 25,825 |
| Loss on sale of stock | (755) | - |
| | 813,960 | 731,527 |
| **EXPENSES** | | |
| Commissions and floor brokerage | 204,759 | 184,608 |
| Telephone | 11,398 | 11,134 |
| Employee compensation and benefits | 242,143 | 195,234 |
| Payroll taxes | 11,230 | 13,031 |
| Other operating expenses | 324,704 | 348,108 |
| | 794,234 | 752,115 |
| Income(loss) from Operations | 19,726 | (20,588) |
| PROVISION FOR INCOME TAXES | 6,425 | 50 |
| NET INCOME(LOSS) | $ 13,301 | $ (20,638) |

See auditors' report dated December 1, 2005,
and notes to financial statements.

American Network Securities Corporation
**STATEMENTS OF RETAINED EARNINGS**
Years ended October 31, 2005 and 2004

|                              | 2005 | | 2004 | |
| --- | --- | --- | --- | --- |
| RETAINED EARNINGS, beginning | $ | 682,844 | $ | 709,782 |
| NET INCOME(LOSS)             |   | 13,301  |   | (20,638) |
| DIVIDENDS PAID               |   | (20,000)|   | (6,300) |
| RETAINED EARNINGS, ending    | $ | 676,145 | $ | 682,844 |

See auditors' report dated December 1, 2005,
and notes to financial statements.

|                                                                          | 2005        | 2004        |
|--------------------------------------------------------------------------|-------------|-------------|
| RECONCILIATION OF NET INCOME(LOSS) TO NET CASH PROVIDED(USED) BY OPERATING ACTIVITIES |             |             |
| Net income(loss)                                                         | $ 13,301    | $ (20,638)  |
| Adjustments to reconcile net income (loss) to net cash provided(used) by operating activities: |             |             |
| Noncash items included in net income (loss):                             |             |             |
| Depreciation                                                             | 533         | 539         |
| Loss on sale of investment                                               | 755         | -           |
| (Increase) decrease in assets:                                           |             |             |
| Retained commissions                                                     | 5,774       | 20,178      |
| Other receivables                                                        | 370         | (300)       |
| Prepaid expenses                                                         | 24,259      | (30,616)    |
| Increase (decrease) in liabilities:                                      |             |             |
| Accounts payable                                                         | 528         | (748)       |
| Commissions payable                                                      | (714)       | (9,261)     |
| Accrued expenses and payroll withholdings                                | 16          | (21,600)    |
| Income taxes payable                                                     | -           | (10,888)    |
| Net Cash Provided(Used) by Operating Activities                          | $ 44,822    | $ (73,334)  |

American Network Securities Corporation
**NOTES TO FINANCIAL STATEMENTS**
October 31, 2005 and 2004

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity and Concentration of Credit Risk

American Network Securities Corporation was incorporated January 24, 1983, under the laws of the State of Arizona and commenced operations August 12, 1983, per authority of NASD (National Association of Security Dealers). The Company is a registered securities dealer which maintains an office in Sun City, Arizona. The Company's primary source of revenue is commission income on the sale of securities.

Accounting Method

The Company uses the accrual method of accounting for financial statements and income tax reporting. Securities transactions and related commission revenue and expense are recorded on a settlement date basis. Mutual fund transactions and related commission revenue and expense are recorded on a transaction date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers all highly liquid investments purchased with an original maturity of ninety days or less to be cash equivalents.

The Company maintains cash at various institutions that may exceed federally insured amounts at times. Account balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of October 31, 2005, uninsured balances totaled $142,821.

See auditors' report dated December 1, 2005.

American Network Securities Corporation
**NOTES TO FINANCIAL STATEMENTS**
October 31, 2005 and 2004

**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Accounts Receivable

The Company estimates that it will not have any losses on existing receivables as all receivables are current (i.e. thirty days or less); therefore, it has not provided any allowance for doubtful accounts.

Investment

The Company owned nonmarketable equity securities in a corporation, which was accounted for at cost. This investment was sold in 2005.

Property, Equipment and Depreciation

Assets are carried at cost and include expenditures for new additions and those which substantially increase the useful lives of existing assets. Depreciation is computed using the straight-line and double declining balance methods for both financial statement and income tax reporting over the estimated lives of the assets of 3-7 years.

Retained Commissions

The Company transacts all of its securities business through a member of a national securities exchange. The commissions earned by the Company are deposited to an account in its name held at the clearing broker. This account represents those commissions the Company has not yet requested a check for.

See auditors' report dated December 1, 2005.

American Network Securities Corporation
**NOTES TO FINANCIAL STATEMENTS**
October 31, 2005 and 2004

**SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Advertising

American Network Securities Corporation follows the policy of charging cost of advertising to expense as incurred. Advertising expense is $271 and $593 in 2005 and 2004, respectively.

**PROVISION FOR INCOME TAXES**

|  | 2005 | 2004 |
|---|---|---|
| Federal income tax | $ 4,283 | $ - |
| State income tax | 2,142 | 50 |
|  | $ 6,425 | $ 50 |

The company has available a Federal net operating loss carry forward of $5,697 and an Arizona net operating loss carry forward of $5,497 from 2004 which is utilized in 2005.

**RELATED COMPANY AND RELATED PARTY TRANSACTIONS**

The Company and American Network Financial Services Corporation (an S corporation) are corporations that are both owned 100 percent by Mr. & Mrs. Edward S. Registrato. Each corporation is being utilized for a different business purpose.

The Company utilizes common office space, office equipment and personnel with the related corporation.

Reimbursements from related parties for office rent, wages, payroll taxes and other operating expenses totaled $54,366 and $49,649 in 2005 and 2004, respectively.

See auditors' report dated December 1, 2005.

American Network Securities Corporation
**NOTES TO FINANCIAL STATEMENTS**
October 31, 2005 and 2004

## OPERATING LEASE

The Company conducts its operations from facilities that are leased under a ten-year noncancelable operating lease expiring in August, 2006. The rental agreement includes a provision for escalating annual rentals. Rent expense for the years ending October 31, 2005 and 2004 was $51,682 and $50,921, respectively.

The following is a schedule of future minimum rental payments required under the above operating lease as of October 31, 2005:

| Year ending October 31, | Amount |
|---|---|
| 2006 | $ 49,880 |
| | $ 49,880 |

See auditors' report dated December 1, 2005.

SUPPLEMENTAL SCHEDULES

## American Network Securities Corporation
## SCHEDULES OF OTHER OPERATING EXPENSES
### Years ended October 31, 2005 and 2004

|  | 2005 | 2004 |
|---|---|---|
| Advertising | $ 271 | $ 593 |
| Client promotion | 6,406 | 4,311 |
| Depreciation | 533 | 539 |
| Educational expense | 2,315 | 3,392 |
| Insurance | 42,649 | 42,008 |
| Licenses, fees and assessments | 9,004 | 8,081 |
| Office expense | 11,572 | 20,955 |
| Officers' salaries | 146,797 | 170,344 |
| Payroll service | 3,171 | 3,069 |
| Payroll taxes | 14,603 | 10,900 |
| Postage and shipping | 3,521 | 2,962 |
| Professional services | 12,042 | 8,400 |
| Reference materials, dues and subscriptions | 3,962 | 2,994 |
| Rent | 51,682 | 50,921 |
| Repairs and maintenance | 5,456 | 6,290 |
| Travel and automotive expense | 4,270 | 7,419 |
| Utilities | 6,450 | 4,930 |
|  | $ 324,704 | $ 348,108 |

See auditors' report dated December 1, 2005,
and notes to financial statements.

American Network Securities Corporation
**COMPUTATION OF NET CAPITAL**
October 31, 2005

Computation of net capital pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934:

|  | As Reported | Audited | Difference |
|---|---|---|---|
| Total Capital | $ 642,065 | $ 688,345 | $ 46,280 |
| Deductions/charges: | | | |
| Non-allowable assets | 8,784 | 11,556 | 2,772 |
| Net Capital | $ 633,281 | $ 676,789 | $ 43,508 |
| Aggregate Indebtedness | $ 25,233 | $ 18,253 | $ (6,980) |

Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At October 31, 2005, the Company had net capital of $676,789 and a basic net capital requirement of $50,000. The Company, as of October 31, 2005, had an aggregate indebtedness of $18,253 and, therefore, the Company's percentage of aggregate indebtedness to net capital was 2.70%.

The cash deposit held by a broker/dealer in the amount of $25,000 is classified in the financial statements as a non-current asset. NASD allows cash deposits held by broker/dealers to be included when calculating the net capital of the Company; therefore, the above deposit is not included in the deductions for nonallowable assets at October 31, 2005.

See auditors' report dated December 1, 2005,
and notes to financial statements.